News Release

TSX Trading Symbol: BZA

AMERICAN BONANZA CORPORATE UPDATE

November 19, 2007 - American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2, USPK: ABGFF) ("Bonanza") reports significant 2007 developments at several projects following its triple objective strategy to increase shareholder value.

     - Objective 1: Achieve production – Two major gold discoveries have been made at the high grade Copperstone project, where mine planning studies will likely further improve due to the addition of high grade mineralization to the resource base. More drilling is planned soon to follow-up these exciting new gold zones. The recently signed agreement with Agnico-Eagle to jointly develop the Northway and Vezza properties represents a second high priority project with near term production potential. Drilling is planned for late 2007 to expand the high grade portions of the Northway project.

     - Objective 2: Discovery through exploration – Successful results at the Fenelon Nickel project, the La Martienere gold project and the Northshore gold project. These projects hold significant potential and are showing excellent results. Additional drilling is planned at these three projects, and the first resource estimate for La Martienere will begin to quantify the 1.3 kilometer long gold zone at the project.

     - Objective 3: Market assets where benefits to the Company’s treasury will ameliorate the need for future dilution. The Taurus project was sold on excellent terms: up to $11 million plus 3 million shares of Cusac Gold Mines. The Northway Joint Venture also limits exploration expenditures. Several other projects are being considered for Joint Venture or marketing to new partner companies.

Through 2007, Bonanza has continued to aggressively develop its exciting projects in the mission to become a high grade gold producer based in stable areas of Canada and the United States. So far in 2007, Bonanza has drilled a total of over 22,000 meters in pursuit of its strategy to develop mines while discovering new deposits.

Please refer to Bonanza’s website:
http://www.americanbonanza.com/s/NewsReleases.asp?ReportID=272716 for a more detailed description of the progress on these projects; a link is available on the front page of the website to the progress report.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Development stage Copperstone gold project in Arizona and the Northway gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza and project maps please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

CAUTIONARY NOTE TO INVESTORS – FORWARD LOOKING STATEMENTS

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:

Longview Strategies Incorporated
Attention: Eugene Toffolo
Phone: 604-681-5755

OR:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com